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direct dial 202 508 5854
July 30, 2008	direct fax 202 585 0904
VCangelosi@KilpatrickStockton.com

VIA EDGAR AND HAND DELIVERY

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	First Savings Financial Group, Inc.
Clarksville, Indiana
Registration Statement on Form S-1
File No. 333-151636
Filed on June 13, 2008

Dear Mr. Webb:

On behalf of First Savings Financial Group, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on June 13, 2008.

The Amended Registration Statement is filed in response to the staff’s comment letter dated July 10, 2008. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments. The Amended Registration Statement also reflects revised disclosure to the prospectus in response to comments received from the Office of Thrift Supervision (the “OTS”) on the Application for Conversion on Form AC filed by First Savings Bank, F.S.B. (the “Bank”). A courtesy copy of the OTS response letter, which includes all OTS comments and the Bank’s responses, is enclosed.

Mr. Mark Webb

U.S. Securities and Exchange Commission

July 30, 2008

Prospectus Cover Page

Comment No. 1:

Please disclose the latest possible date for ending the offering.

Response to Comment No. 1:

The last sentence of the first paragraph under the bullet points discloses the latest possible date for ending the offering. OTS regulations provide that this date be two years following the date on which the Bank’s depositors approve the conversion at a special meeting. The Bank expects to hold this special meeting in mid- to late-September 2008.

Comment No. 2:

Revise to clarify that if the offering is extended beyond a certain date, all subscribers will be notified and that funds will be returned to any subscriber who does not respond to the notice.

Response to Comment No. 2:

Please see the revised disclosure on the cover page of the prospectus in the third paragraph under the bullet points.

Inside Cover Page

Comment No. 3:

In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Response to Comment No. 3:

The proposed map appears on the inside cover page.

The Offering will not be taxable to persons….page 8

Comment No. 4:

Please provide a basis for the tax conclusions by disclosing your receipt of a tax opinion and identifying your tax counsel.

Response to Comment No. 4:

Please see the revised disclosure on page 8 of the prospectus.

Mr. Mark Webb

U.S. Securities and Exchange Commission

July 30, 2008

Risk Factors, page 13

Comment No. 5:

We note statements in the appraisal report regarding loan portfolio shrinkage and decline in deposits over approximately the last five years. Please include one or more risk factor discussions regarding these issues and their causes, as appropriate. If you determine that these matters do not merit risk factor discussion, please address these issues clearly and thoroughly in your MD&A.

Response to Comment No. 5:

The Company does not believe the statements in the appraisal report regarding loan portfolio shrinkage and decline in deposits warrant risk factor disclosure beyond the existing risk factor disclosures. The Company’s loan portfolio has grown since 2003 as evidenced by the table on page 55 of the prospectus. Regarding the decline in deposits, additional disclosure has been added to page 59 of the prospectus regarding recent actions by the Company to improve its competitive position in attracting deposits.

Use of Proceeds, page 22

Comment No. 6:

If possible, please disclose the estimated cost of opening a new office. We note the broad estimate of $2 million on page 1.4 of the appraisal report.

Response to Comment No. 6:

Please see the additional disclosure on page 29 of the prospectus. Given the early stages of the plans for the leased office, the Company believes the added disclosure is warranted because it is likely that the broad cost estimate disclosed in the appraisal would materially change.

Our Dividend Policy, page 24

Comment No. 7:

It appears that in the first sentence of the third paragraph, the word “able” should read “unable.” Please revise as appropriate.

Response to Comment No. 7:

Please see the revised disclosure on page 30 of the prospectus.

Mr. Mark Webb

U.S. Securities and Exchange Commission

July 30, 2008

Market Area, page 36

Comment No. 8:

Please tell us how the statistics regarding population growth and median household income growth can be reconciled with the discussion of market area demographics on page II.4 of the appraisal report, and provide us with copies of all reports and other sources referred to (on which you rely for data and financial information). Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Response to Comment No. 8:

Please see the revised disclosure on page [42] of the prospectus, which is consistent with the demographic disclosures in the appraisal. In addition, please note that the demographic data on page II.4 cover a different time period (2000 to 2007) than the time period covered by the prospectus (2007 to 2012). Enclosed is a copy of the sources for statistics disclosed in the prospectus.

Lending Activities, page 37

Comment No. 9:

Please disclose whether you offer Alt-A loans.

Response to Comment No. 9:

Please see the revised disclosure on page 43 of the prospectus.

Tax Opinions

Comment No. 10:

A tax opinion may be restricted in scope as to purpose but not as to person. Please obtain revised tax opinions deleting the statement that the opinion is given solely for benefit of certain groups.

Response to Comment No. 10:

Please see the final tax opinions filed as Exhibits 8.1 and 8.2 to the Amended Registration Statement. Please note that the statement to the effect that the opinion is given solely for the benefit of certain groups, has been deleted from each opinion.

*    *    *    *

Mr. Mark Webb

U.S. Securities and Exchange Commission

July 30, 2008

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 508-5854. Thank you for your assistance.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosures

cc:	Gregory Dundas, U.S. Securities and Exchange Commission
Christina Harley, U.S. Securities and Exchange Commission
Hugh West, U.S. Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision — DC
Marcia Brace, Office of Thrift Supervision — DC
David Permut, Office of Thrift Supervision — DC
Roger Smith, Office of Thrift Supervision —DC
Paula Dejmek Woods, Office of Thrift Supervision — Central
Keely J. Walter, The Nasdaq Stock Market LLC
Larry W. Myers, President and Chief Executive Officer
John P. Lawson, Jr., Chief Operations Officer
Tony A. Schoen, Assistant Controller
Roger Harbeson, Monroe Shine & Co., Inc.
Harold Hanley, Keefe, Bruyette & Woods, Inc.
Allan D. Jean, Keefe, Bruyette & Woods, Inc.
Thomas M. Wilson, Keefe, Bruyette & Woods, Inc.
James Crotty, Keefe, Bruyette & Woods, Inc.
Dave Muchnikoff, Esq., Silver Freedman & Taff L.L.P.
Michael Keller, Keller & Company, Inc.
James Hennessey, RP Financial, LC.
Paul M. Aguggia, Esq., Kilpatrick Stockton LLP
Thomas P. Hutton, Esq., Kilpatrick Stockton LLP
Suzanne Walker, Esq., Kilpatrick Stockton LLP
Kelli C. Provenzano, Kilpatrick Stockton LLP